

Mail Stop 3561

October 20, 2009

Mr. Craig Brown
Chief Financial Officer
Waste2Energy Holdings, Inc.
1185 Avenue of the Americas, 20th Floor
New York, NY 10036

      RE: Waste2Energy Holdings, Inc.
              Item 4.01 Form 8-K
              Filed September 9, 2009
              File No. 333-151108

Dear Mr. Brown:

      We have completed our review of your Form 8-K and have no further comments at this time.

                        Sincerely,

                        Ta Tanisha Meadows
                        Staff Accountant